United states
securities and exchange commission
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-190500

Citizens Holding Company
(Exact name of registrant as specified in its charter)

521 Main Street Philadelphia, Mississippi 39350 (601) 656-4692
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.20 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 458

*EXPLANATORY NOTE:   The registrant is a bank holding company and the class of securities as to which this certification applies is held by fewer than 1,200 persons. The registrant’s duty to file reports has been automatically suspended under Section 15(d) of the Securities Exchange Act of 1934, as amended, subject only to the registrant’s obligation to file a Form 10-K for its 2023 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, Citizens Holding Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CITIZENS HOLDING COMPANY

By:	/s/ Stacy M. Brantley
Stacy M. Brantley
President and Chief Executive Officer

Date: January 3, 2024